POLYMET MINING CORP.
(the “Company”)

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
HELD ON JULY 13, 2011

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations (Section 11.3)

The following matters were put to a vote by a show of hands at the annual and special meeting of shareholders of the Company:

Outcome of Vote

1.	Fixing the number of Directors of the Company at eight.	Carried

2.	The election of the following nominees as directors of the Company for the ensuing year or until their successors are elected or appointed:	Carried

Dr. David Dreisinger
W. Ian L. Forrest
Alan R. Hodnik
William Murray
Stephen Rowland
Joseph Scipioni
Michael M. Sill
Frank Sims

3.	The appointment of PricewaterhouseCoopers LLP as auditors of the Company for the ensuing year and the authorization of the directors to fix their remuneration.	Carried

4.

The ratification and confirmation of the Company’s Amended and Restated Shareholder Rights Plan made as of May 25, 2007 between PolyMet Mining Corp. and Pacific Corporate Trust Company, and amended and restated January 16, 2008.

Carried